
RECEIVED
MAR 0 4 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003859

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REDIBook ECN LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place, 26th Floor
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John DeCapio (212) 433-7156
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, James Toole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REDIBook ECN, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____
____
____

Signature

Chief Financial Officer
Title

Notary Public

CASEY A. EARLY
Notary Public, State of New York
No. 01EA6045547
Qualified in New York County
Commission Expires July 31, 2002

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC MAIL
RECEIVED
MAR 0 4 2002

REDIBook ECN, LLC
STATEMENT of FINANCIAL CONDITION

for the year ended December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Members of REDIBook ECN, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of REDIBook, LLC (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2002

REDIBook ECN LLC

STATEMENT of FINANCIAL CONDITION

December 31, 2001

ASSETS

Receivable from broker and dealer	$	49,973,739
Receivable from members		17,938,625
Commissions receivable (net of reserve of $ 510,643)		11,846,726
Furniture and equipment (net of accumulated depreciation of $ 391,872)		359,952
Investment		1,750,000
Other assets		302,908
Total assets	$	82,171,950

LIABILITIES and MEMBERS' EQUITY

Commissions payable	$	15,733,963
Accrued expenses and other liabilities		5,071,376
		20,805,339
Commitments and contingencies		
Members' equity		61,366,611
Total liabilities and members' equity	$	82,171,950

The accompanying notes are an integral part of this financial statement.

1. Significant Accounting Policies

REDIBook ECN LLC (the "Company") is a limited liability company that was formed on September 23, 1999 in the state of Delaware and is a member of the National Association of Securities Dealers. The company's founding members are Spear, Leeds & Kellogg, L.P., The Charles Schwab Corporation, Fidelity Global Brokerage Group, Inc., and Donaldson, Lufkin & Jenrette Incorporated. Each of these members owns twenty and one-half percent of the Company. TD Waterhouse owns seven percent of the Company. Lehman Brothers, CS First Boston, Fleet Securities, and National Discount Brokerage own two and one-half percent each of the Company. Bank of America owns one percent of the Company. The sole purpose of the Company is to provide fast, cost-effective order executions to its customers for equity securities.

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and accordingly, claims exemption from Securities and Exchange Commission Rule 15c3-3 based upon section (k)(2)(ii).

The Company records commission income and related expenses on a trade-date basis. Receivable from members represents commissions due from members for the execution activities processed through the Company. Commissions receivable and payable represent amounts due from and owed to other electronic communications networks and other customers who have executed trades through the Company or through whom the Company has executed trades.

The Company currently has no employees. The Company has contracted for executive services to be provided by a management company to assist in the operation of the Company. This service was discontinued as of October 31, 2001. The Company has also entered into a servicing agreement with Spear, Leeds & Kellogg, L.P. for them to provide all back-office and record-keeping related functions for which it receives a monthly fee. Additionally Spear, Leeds & Kellogg provides clearance services for which they receive a fee, $3,110,200 was payable at December 31, 2001 and is included in accrued expenses and other liabilities.

Investment represents an investment in warrants of the National Association of Securities Dealers and is reflected on the statement of financial condition at cost, which approximates fair value.

Furniture and equipment are depreciated on an accelerated basis or a straight line basis depending on their useful lives, which range from three to seven years.

As a limited liability company, each member is individually responsible for reporting, for federal or state income tax purposes, its respective share of the Company's income and expenses. Accordingly the Company does not provide for federal or state income taxes. The Company is, however, subject to New York City Unincorporated Business Tax.

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at December 31, 2001. Actual results could differ from those estimates.

2. Receivable from Broker and Dealer

Receivable from broker and dealer represents $49,973,739 of cash on deposit at Spear, Leeds & Kellogg, L.P. in an interest bearing account. The Company records interest income on an accrual basis. This account functions as an operating account, from which expenses are paid and cash receipts are deposited. The Company is exposed to credit risk arising from the potential inability of Spear, Leeds & Kellogg, L.P. to perform under the terms of its agreement.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements, as defined, for their registrants. The Company computes net capital based upon the alternative method, which requires that the Company maintain net capital, as defined, of 2% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2001, the Company had net capital of $46,431,984, which exceeded requirements of $250,000 by $46,181,984

4. Combination with Archipelago ECN LLC

On January 17, 2002, the Company signed an Exchange Agreement with Archipelago ECN LLC. The combination is currently awaiting regulatory approval. Upon completion of the combination and pursuant to the Second Amendment to First Amended and Restated Limited Liability Company Agreement the ownership interest in the Company will change to the following:

Member	Ownership Interest
Spear, Leeds & Kellogg, L.P.	45%
CS First Boston	16%
The Charles Schwab Corporation	14%
Fidelity Global Brokerage Group	13%
TD Waterhouse	5%
National Discount Brokerage	2%
Lehman Brothers	2%
Banc of America	1%
Fleet Securities	1%
JL Management	1%

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100


RECEIVED
MAR 04 2002

Report of Independent Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Members of REDIBook ECN LLC:

In planning and performing our audit of the financial statements and supplemental schedule of REDIBook ECN LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's' objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2002